

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2011

Ms. Lyne Andrich
Chief Financial Officer
Cobiz Financial, Inc.
821 17th St.
Denver, CO 80202

      Re: Cobiz Financial, Inc.
             Form 10-K for the year ended December 31, 2010
             File No. 1-15955

Dear Ms. Andrich:

      We have reviewed your response to our April 18, 2011 comment, which you filed on April 29, 2011, and have the following comments. Where indicated, we believe you should revise your future filings in response to our comments.

      Please respond to this letter within ten business days by providing the requested information, including drafts of proposed revisions to future filings in response to our comments, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please file your response on EDGAR.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

1. Please refer to your response to comment 3 of our April 18, 2011 letter. While we note the apparent immateriality of the private label MBS to your securities available for sale, it appears that the amount of the unrealized loss may be material to your results of operations in a period should those losses be realized. Please revise to disclose the characteristics of the loans which underlie these securities and provide an expanded discussion of how you developed the significant inputs used to measure their impairment, including how you validate the inputs.

2. Please refer to your response to comment 5 of our April 18, 2011 letter and revise future filings to provide a discussion of the changes in performing restructured loans between periods. For instance, we note that you had no such loans at March 31, 2011. It is not ear if these loans migrated to non-accrual status or where disposed of otherwise.

3. Please refer to your response to comment 7 of our April 18, 2011 letter and, to the extent you make similar assertions about your profitability in future disclosures, please ensure you have provided enough quantitative disclosures for a reader to see how you arrived at the income measure disclosed.

4. Please refer to your response to comment 8 of our April 18, 2011 letter. We note the proposed revisions in your response and the disclosures included in your Form 10-Q for the period March 31, 2011; however, absent quantitative information regarding the insignificance of the credit adjustments, it is not clear how you made your determination. Please provide us your analysis and consider the need to provide expanded disclosures in future filings.

Form 10-Q for the period ended March 31, 2011

Note 6. Loans

Allowance for Credit Losses, page 11

5. Please revise to provide an expanded discussion of how you develop specific reserves on collateral dependent loans and how you determine their fair value. Describe your appraisal process, including when they are obtained, how often they are updated, how current they are, if and when adjustments are made to them and how you validate the reasonableness of any such adjustments.

6. Please revise to provide an expanded discussion of what you consider to be an insignificant payment delay and to describe what you mean by payment shortfall when considering whether or not a consumer loan is impaired.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3474 with any questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant